SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 3, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated October 3, 2005, announcing that CAA V5 partners have contributed more than 360 V5 PLM applications.

CAA V5 Partnership Program Delivers Success

CAA V5 Partners Contribute More than 360 V5 PLM Applications

ECF, Frankfurt, Germany, October 3, 2005 – Dassault Systèmes (DS) (NASDAQ: DASTY; Euronext Paris: #13065, DSY.PA) today announced a new milestone in its Component Application Architecture Version 5 (CAA V5) Software Community Program (SCP). The program now includes more than 360 applications to be delivered in Version 5 Release 16 (V5R16) of Dassault Systèmes’ PLM portfolio, offering customers the most expansive - yet tightly integrated - V5 PLM portfolio available to support all industry business processes.

With the transition from V4 to V5 of Dassault Systèmes PLM solutions completed, the focus of the CAA V5 program is on expanding the boundaries of PLM to new applications within existing fields, as well as entirely new markets for V5. Partners are developing V5 applications in all domains, including applications never before provided in a PLM suite, to offer even more innovation, better IT optimization, cost and risk reduction.

Major R16 new deliveries are demonstrating the richness of the portfolio, such as Fluent for CATIA V5, a fully PLM-embedded Computational Fluid Dynamics (CFD) application delivered by Fluent; SEE Electrical Topology for CATIA V5 from IGE+XAO; or the new ICEM Shape Design V5 Solutions to support Automotive Class-A processes. As well, many new exciting industry-specific applications are being developed, like the V5 PLM tape-laying global solution for composite manufacturing processes brought by Airbus Cimpa, or M-Crash V5, a fully V5 PLM embedded crash-simulation application provided by Mecalog.

CAA V5: Integrated, open, proven PLM architecture
The CAA V5 open software development platform enables customers, partners and independent software companies to design leading-edge applications that seamlessly complement the Dassault Systèmes’ PLM portfolio. Partners and customers who embrace the open V5 platform and follow DS’s best practices benefit from seamless integration with V5 PLM solutions, and standards compliancy for leading-edge technologies.

Unlike other development environments, CAA V5 encompasses CATIA, DELMIA and ENOVIA SMARTEAM PLM applications, thus rationalizing and optimizing developers’ training and skills as well as software development scalability. Widespread adoption, and a growing number of applications delivered, makes CAA V5 the benchmark development platform for PLM. Key leading software vendors around the world that have adopted the V5 platform include CAXA Technology Co, ltd., CENIT, Fluent Inc., LMS International, Nihon Unisys, Ltd., Omron and Zuken, among others.

Sharing success, succeeding together
“As one the first partners engaged in the CAA V5 Program, we are extremely pleased with the fast return on investment made on the V5 Platform,” said John Mathieson, Executive Vice President and COO of Dimensional Control Systems Inc., the world leader in Dimensional Management.

“With the CAA V5 platform, we were able to be the first to market with an innovative PLM solution in the lighting simulation industry,” said Jacques Delacour, President of Optis, a world leader in light simulation. “V5 has represented a significant part of our growing business in a record time.”

“Our objective is to partner with the key technology and market leaders that share Dassault Systèmes’ vision and strategy,” explained Frédéric Vacher, Partnership Program Manager at Dassault Systèmes. “The real value of this program is the widespread V5 PLM integrated product portfolio brought by our Ecosystem. Delivering innovation on time ensures partnership success and consistently brings more value to our customers.”

A yearly developers’ conference supports and federates the CAA V5 community. CAA V5 DevCon continues to grow and gain momentum: the fifth edition in 2005 saw growth in attendance from Europe, the Asia-Pacific region and the United States, clearly testifying to the heightened interest across all sectors and technology suppliers, and demonstrating the power of the CAA V5 platform to drive innovation in PLM solutions.

To view the continually growing list of CAA V5 based applications, visit our web site: http://www.3ds.com/products-solutions/plm-solutions/caav5/overview/

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About the CAA V5 Software Community Program
CAA V5 (Component Application Architecture) is Dassault Systèmes’ open middleware and development environment for PLM. The CAA V5 Software Community Program is dedicated to ISVs (Independent Software Vendors) willing to develop, sell and support CAA V5-based applications, fully integrated with CATIA, ENOVIA, SMARTEAM and DELMIA V5. This collaboration results in the expansion of Dassault Systèmes’ 3D PLM solutions to cover the entire product lifecycle range, thus enabling mutual customers to take advantage of a larger set of products in response to their specific industrial needs.
More Information available at http://www.3ds.com/alliances/software-partnership/

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

Dassault Systèmes Press Contacts:
Frédérique Moureton
+33 1 40 99 68 80
frederique_moureton@ds-fr.com

Emma Rutherford (Financial Dynamics)
+ 33 1 47 03 68 10
emma.rutherford@fd.com

Derek Lane (Americas)
+1(818) 673-2243
derek_lane@ds-us.com

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: October 3, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration